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Exhibit (a)(13)

To all employees of United Online and its subsidiaries:

        On March 13, 2006, we commenced an offer to exchange certain outstanding options held by eligible employees for restricted stock units (the "Exchange Offer"). The initial expiration of the Exchange Offer was scheduled to occur at 11:59 P.M. Pacific Time, on Friday, April 7, 2006. As of the close of business yesterday, options to purchase approximately 1,625,030 shares of United Online common stock have been tendered pursuant to the Exchange Offer.

        We hereby inform you that we are extending the Exchange Offer until 11:59 P.M. Pacific Time, on Monday April 17, 2006. During this time, you may continue to tender your eligible options in exchange for restricted stock units, upon the terms and conditions set forth in the Exchange Offer dated March 13, 2006, as amended. In addition, your right to withdraw previously tendered options will also remain in effect until 11:59 P.M. Pacific Time, on Monday April 17, 2006.

        All tendered options which we accept pursuant to the Exchange Offer will be cancelled immediately following the expiration of the Extended Offer Period, and the restricted stock units issuable in exchange for those cancelled options will be issued on April 18, 2006.

        If you have any questions regarding the Exchange Offer or the Extended Offer Period, please contact our Stock Plan Administrator at (818) 287-3477 or via email at ExchangeOffer@corp.untd.com.

Thank you.

Paul Jordan
Senior Vice President, Chief Personnel Officer

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  Exhibit (a)(13)